UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13083

WELLPOINT HEALTH NETWORKS INC.

(Exact name of registrant as specified in its charter)

1 WellPoint Way

Thousand Oaks, California 91362

(818) 234-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

6 3/8% Notes due 2006

6 3/8% Notes due 2012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0* with respect to WellPoint Health Network Inc.’s (“WellPoint Health”) common stock, 57 with respect to WellPoint Health’s 6 3/8% Notes due 2006 and 37 with respect to WellPoint Health’s 6 3/8% Notes due 2012.

* This form is filed by Anthem Holding Corp., a direct wholly owned subsidiary of Anthem, Inc., in connection with and pursuant to the merger of WellPoint Health Networks Inc. (“WellPoint Health”) with and into Anthem Holding Corp., with Anthem Holding Corp. being the surviving corporation, to indicate that WellPoint Health will no longer be required to file reports under the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Anthem Holding Corp., an Indiana corporation and the successor by merger to WellPoint Health Networks Inc., a Delaware corporation, has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Dated: November 30, 2004

ANTHEM HOLDING CORP. (as successor by merger to WellPoint Health Networks Inc.)

By:	/s/ DAVID R. FRICK
Name:	David R. Frick
Title:	Executive Vice President and Chief Legal and Administrative Officer